Filed by Telaria, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Telaria, Inc.

(Commission File No. 001-35982)

The following communication is being filed in connection with the proposed strategic combination between Telaria, Inc. (“Telaria”) and The Rubicon Project, Inc. (“Rubicon Project”):

The following investor deck was made available in connection with the proposed strategic combination on December 19, 2019.

Rubicon Project and Telaria Merger Presentation Creates Largest Independent Sell-Side Advertising Platform December 19, 2019 1

Overview Creates largest independent sell-side advertising platform Poised to capture growth in Connected TV Buyers gain an essential omnichannel global partner across all formats Stock-for-stock merger transaction approved unanimously by both boards of directors Strong combined balance sheet with $150 million in cash and no debt as of 9/30/19 Complementary global geographic fit with positive revenue synergies Robust technology with unrivaled capabilities in scale and enterprise video applications Expect annual cost synergy savings of $15-20 million 2

Category Leaders in All Formats & Features FEATURES TV-Like Ad Podding Addressable CTV Creative Controls Robust Buyer Tools Advanced Publisher Tools ID Real-Time Reporting Live Analytics 3 Rubicon Project Telaria Both

Market-Leading Global Scale GLOBAL OPPORTUNITIES Balanced geographic strength Sales synergies across all markets Product expansion opportunities across multiple markets 4 Rubicon Project + Telaria Global Market Presence

Global Digital Ad Spend (Billions) 21% -3% 14% CAGR - 5% CAGR Source: Magna Global 5

Attractive Markets - CTV & Video Ad Spend Source: eMarketer Source: Magna Global 6

CTV Has Eclipsed Pay TV Source: eMarketer Source: eMarketer 7

Combined Financial Overview LTM 9/30/19 ($ in millions) RUBI TLRA Combined1 Revenue $149.3 $68.1 $217.4 Gross Margin $89.8 $55.8 $145.6 Gross Margin % 60.1% 81.9% 66.9% Net Loss ($29.2) ($7.2) ($36.4) Adjusted EBITDA2 $20.3 $2.3 $22.6 Adjusted EBITDA%3 13.6% 3.4% 10.4% (1) Includes combined reporting results from both companies for the twelve months ended 9/30/19. Excludes any future expected synergies. (2) Adjusted EBITDA is a non-GAAP financial measure. Please see the discussion in the section called ”Non-GAAP Financial Measures” and the reconciliation included at the end of this presentation. (3) Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue 8

Transaction Overview Stock-for-stock deal - TLRA shares exchange at ratio of 1.082 into RUBI shares at closing RUBI to represent 52.9% ownership of combined company TLRA to represent 47.1% ownership of combined company Michael Barrett is Chief Executive Officer Mark Zagorski is President & Chief Operating Officer David Day is Chief Financial Officer Paul Caine is Chairperson of the Board Subject to regulatory approval Requires each company’s shareholder approval Expected close date is in first half 2020 - subject to customary closing conditions Stock Terms Governance Process & Timing 9

Appendix 10

Rubicon Project Reconciliation of Net Loss to Adjusted EBITDA 11

Telaria Reconciliations of Net Loss to Adjusted EBITDA 12 (1) Includes sublease income for our former office locations (2) Reflects lease costs for our prior corporate facilities, previously recorded in interest and other income (expenses) which are now required to be recorded in operating expenses as a result of the adoption of ASC 842 (3) Represents acquisition related costs incurred in connection with our acquisition of SlimCut Media ("SlimCut") in June 2018 (4) Reflects expense incurred based on the re-measurement of the estimated fair value of earn-out payments that will be paid in connection with the acquisition of SlimCut. (5) Reflects certain executive severance, recruiting and retention costs. (6) Includes rent expense for our current corporate headquarters during the period of time in which such space was unoccupied as well as expenses relating to the reversal of certain capitalized professional fees.

Important Additional Information 13 No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed merger involving The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”). In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the definitive joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2019. Information about Telaria’s directors and executive officers is set forth in the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Forward Looking Statements 14 This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively;

Forward Looking Statements (continued) 15 Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

The following is a transcript of a joint conference call hosted by Telaria and Rubicon Project.

Rubicon Project and Telaria Merger Script

8am Eastern Time - Thursday, December 19, 2019

SPEAKER: Nick Kormeluk - VP Investor Relations, Rubicon Project

Thank you, operator, and good morning, everyone.  We appreciate all of you joining on such short notice.

As a reminder, this conference call is being recorded. Joining me on the call today are Michael Barrett, President and CEO of Rubicon Project; and Mark Zagorski, CEO of Telaria and David Day, CFO of Rubicon Project.  I would like to point out that we have posted slides to both company Investor Relations websites to accompany today’s presentation.

Before we start off today I would just like to say that we will be discussing certain matters that inherently involve forward-looking statements and a proposed merger transaction that ultimately may or may not be consummated.  As a result, I would caution you to refer to the risk factors included in our SEC reports, where you will find a more detailed discussion of those risks and uncertainties.  Also, in connection with the proposed merger that we will be discussing today, we will be filing certain documents, including a proxy statement, with the SEC in the future, which I would encourage all of you who are stockholders to read because they will contain important information.  Those documents can be found (when filed) on the SEC’s website.

I will now turn the call over to Michael. Please go ahead.

SPEAKER:  Michael Barrett - Chief Executive Officer, Rubicon Project

Thank you, Nick.

Mark and I are pleased to announce that we have entered into a definitive agreement to combine Rubicon Project and Telaria in a stock-for-stock merger.  The transaction has been unanimously approved by the Boards of Directors of both companies.

The combination of Rubicon Project and Telaria creates the world’s largest, independent sell-side advertising platform.  It will provide programmatic buyers and sellers with a single place for transacting CTV, web, traditional video, audio and mobile advertising inventory unmatched by any other independent exchange.

On top of strengthening the depth in formats we serve, there are numerous key strengths that this combination creates to create significant separation from our programmatic competitors.  This is driven by the massive scale of volume we serve, literally hundreds of billions of daily ad requests, to our speed of execution, to our efficiency, to our low cost unit economics, to our data science and our ID initiatives, just to name a few.

This transformative combination builds on our commitment to trust and transparency and accelerates our strategy to provide buyers and sellers with the most efficient paths to every format and channel including CTV. We could not be more excited about the future as we bring together two industry leaders with strong businesses, complementary technical assets and incredible cultures to create a market leader in the industry that will generate significant opportunities for our employees, customers, partners and stockholders.

From the Rubicon Project perspective, despite having a solid video business and a small but rapidly growing CTV business, we were looking at a meaningful investment over an uncertain period of time to position us to effectively and aggressively compete for share in the CTV market with Telaria, SpotX and Freewheel.  It is not news to anyone that CTV is an exciting growth opportunity in the digital programmatic market and we’re happy to take on the opportunity in combination with an industry leader with greater scale together than we could separately.  We believe it’s just a matter of time before video is more than half of the combined company’s revenues and CTV will be the strongest long term driver.

For the past 2 years, I’ve talked about our 3 key growth drivers – SPO, video and Demand Manager.  This transaction reshuffles which will be our largest growth driver but doesn’t change our view that each will drive meaningful future revenue growth for the business.

In fact, we think adding to the video offerings, specifically CTV, is extremely complementary to SPO and Demand Manager.

In SPO, we’ve seen DSPs, agencies and buyers treat CTV differently and retain most key CTV players, outside of the omni-channel sell side platforms, which we believe positions us even stronger in this process over the next 12-18 months.

In the long run, we also see a path to CTV and broader video being sold via header bidding, more specifically in Prebid, and believe the strength that we bring in serving the developing market today as it becomes more mainstream in header bidding allows us to cover the entire market opportunity.

We are very pleased to have come through the challenges presented when I joined nearly 3 years ago now and begin playing offense and bolstering the long term strategic value proposition of Rubicon Project.  We were able to organically take a challenged business and restore it to a healthy, growing business with solid financial performance, which provided the opportunity for a transaction like the one we announced today.

M&A has played an important part of our turnaround and differentiation since I joined Rubicon Project - buying nToggle in mid 2017, followed by RTK last quarter and now a game-changing merger with Telaria, which transforms our long term strategic prospects.  The enhancement of our revenue growth prospects, combined with the financial discipline we’ve demonstrated historically, makes me very excited about our company’s future.

Before handing over to Mark, I want to highlight that outside of the obvious leadership position Telaria has in CTV, I’m very excited about the combined prospects in web video and adding a great team of people with great strategic relationships.

With that, I will hand things over to Mark, who will assume the role of President and Chief Operating Officer upon closing of the transaction, to share some of his thoughts about today’s deal.

SPEAKER:  Mark Zagorski - Chief Executive Officer, Telaria

Thanks Michael!

This transaction is a great deal for both of our shareholders and is an exciting strategic opportunity for both companies.  Together, we will have more technology resources, a broader geographic footprint and deeper financial assets to go after the opportunities that exist in digital advertising. This merger allows us to accelerate our growth, while providing additional resources to increase investment and continue to scale our industry-leading CTV technology.

We are two category leaders combining strengths to form the largest independent sell side advertising platform.  Telaria is a proven leader in CTV. We have led innovation in the space which has resulted in us partnering with the most premium CTV publishers around the globe. Rubicon Project brings their technical expertise in high speed, high-volume transactions across the entire digital advertising ecosystem. The powerful suite of technology assets that will result from the combined entity  will enable us  to further broaden and deepen our relationships with publishers, create additional differentiation from our industry peers and help both companies grow share as an  independent, transparent and unconflicted alternative to the walled gardens.

As more consumers cut the cord, more CTV content becomes ad-supported and more CTV publishers embrace programmatic technology, our prospects for continued growth are strong.

I’m very excited to add the capabilities that Rubicon Project brings to our combination.  Our go to market approach now includes all formats to serve publisher and buyer needs across all platforms. A great example of where we have opportunities to leverage a broader set of solutions is in the APAC region where Telaria has traditionally had a strong CTV and video position. We will now have the ability to offer a complete set of solutions to complement our relationships in that market and others around the globe.

Before I hand the call over to David Day, I would also like to add that we are really excited about bringing the complementary cultures together into one unified force. Both companies have been pioneers in their respective spaces and embody the true spirit of the open internet. Bringing them together will provide a formidable alternative to the market and provide benefits to buyers, sellers and consumers of digital advertising, while delivering bottom line results and helping to enhance shareholder value.

I’ll now turn the call over to David Day.

SPEAKER:  David Day - Chief Financial Officer, Rubicon Project

Thanks Mark!

I am also extremely excited about the news of this combination today and want to provide a sense of financial scale of the combined company based on the reported financial results of both companies for the last twelve months ended September 30, 2019.

The companies would have had:

•                  Combined revenue of $217 million, an increase of 32% annually over the prior comparable period.

•                  Video revenue of $96 million, which includes CTV

•                  And a strong balance sheet with approximately $150 million in cash and no debt.

This combination is a stock-for-stock merger.  Upon closing, Telaria stockholders will own 47.1% of the combined company, and Rubicon Project stockholders will own 52.9% on a fully diluted basis. The merger agreement has been unanimously approved by each company’s Board of Directors.

The transaction, which is expected to close in the first half of 2020, is subject to the receipt of required regulatory approvals and other customary closing conditions and the approval of stockholders of both companies.

It is estimated that synergies driven from cost reductions related to the transaction will be approximately $15 to 20 million on an annual run-rate basis.

With that I’ll turn the call back over to Michael and Mark.

SPEAKER:  Michael Barrett - Chief Executive Officer, Rubicon Project

We’re very happy about today’s news and look forward to updating you as we move through the regulatory process. Mark and I will both see many of you at the Needham conference in NY on January 14th.

SPEAKER:  Mark Zagorski - Chief Executive Officer, Telaria

Michael, I couldn’t agree with you more.  Thanks all

for joining us on short notice for the merger call this morning.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following communications were made by Telaria on December 19, 2019.

EMAIL TO EMPLOYEES

Subject: Telaria’s Next Chapter

Team Telaria Worldwide:

Today we are announcing exciting news about the future of the amazing business and company we have built together over the last two and a half years.

As you likely saw in the press, and in the attached press release, we will be merging with Rubicon Project to create the largest independent sell-side advertising platform. Together, we will create a single, global platform for transacting CTV, desktop display, video, audio, and mobile inventory in a transparent and unconflicted manner.

The combination of the two companies brings our CTV leadership expertise together with the exceptional scale and multiplatform capabilities of Rubicon Project. Rubicon Project’s Michael Barrett will assume the CEO role of the new entity, and I will be the President and Chief Operating Officer. I’m excited to note that the joint leadership team has some of the best minds in technology, and together we will be able to deliver real value to our customers, partners, shareholders and team.

We expect the merger to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. In the meantime, the companies will remain separate, and both will continue to operate normally. It is critical that we maintain the incredible level of service that we have provided our clients since day one and that we continue to drive our CTV leadership position.

I am sure all of you will have many questions over the next few days. You have my commitment that we will do our best to be as transparent as possible during the process. The ultimate success of this groundbreaking venture rests with all of you, and I hope that you are as excited as I am about the opportunities that lie ahead.

I also want to point out that this opportunity only arose because of our success in the marketplace, which is a testimony to the hard work we have all put in over the past few years. Our technology platform, client relationships, and high service levels are something we should all be proud of; this opportunity will take us even further.

Onward to a bigger and better 2020!

Best,

Mark

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CUSTOMER & PARTNERS

Subject: Telaria’s Next Chapter

Valued Clients and Partners,

We are excited to inform you that Telaria and Rubicon Project today announced a definitive agreement to merge. Together we will create the industry’s largest independent sell-side advertising platform: a single platform for transacting CTV, desktop display, video, audio, and mobile inventory.

If you’re unfamiliar with Rubicon Project, the company has built a highly scaled, multi-channel programmatic media exchange that is an industry leader. They are publicly-traded, headquartered in Los Angeles, and have offices across North and South America, EMEA and APAC. You can read more about them on their website and more about the deal in the press release.

Our companies share a common philosophy in gaining the trust of our partners via transparency, quality, and performance. Telaria’s deep focus on the Connected TV market, combined with Rubicon Project’s exceptional technology assets, will result in a scaled, global platform that allows us to meet the expanding needs of our customers across all channels, formats, and geographies. As our industry undergoes the seismic shift of the migration of billions in linear TV ad spend to programmatic channels, the combination of the two companies will provide more technology resources, a broader geographic footprint and deeper financial assets to attack the CTV opportunity  – to the benefit of our customers and in support of a thriving open internet.

We expect the transaction to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. Until the transaction closes, Telaria and Rubicon Project will remain separate, and there will be no changes. Client focus has always been a core part of our culture, and a key market differentiator. Rest assured, the Telaria team is committed to continuing the incredible level of service that we have provided since day one.

We’re excited to talk with you about the benefits that the combined companies will deliver for you. In the meantime, thank you for your partnership, and if you have any questions, please feel free to contact me or your Telaria account team.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BLOG POST

Telaria’s Next Chapter

Telaria Customers, Partners and Shareholders Worldwide

Today we are announcing exciting news about the future of Telaria and the industry-leading CTV monetization platform we have built.

We will be merging with Rubicon Project to create the largest independent sell-side advertising platform. Together, we will create a single platform for transacting CTV, desktop display, video, audio, and mobile inventory in a transparent and unconflicted manner.

The combination of the two companies brings Telaria’s CTV leadership expertise together with the exceptional scale and multi-platform capabilities of Rubicon Project. Together, we will be able to deliver real value to our customers, partners, shareholders and team.

Both companies have been at the forefront of driving transparency and inventory quality initiatives that help create a thriving programmatic ecosystem on the open internet. And, as TV ad dollars shift to CTV, and more of those transactions are managed programmatically, the unified companies will be well positioned to benefit from this opportunity.

Our client focus has always been a core part of our culture, and a key market differentiator. Rest assured, the Telaria team is committed to continue the incredible level of service that we have provided since day one.

We expect the merger to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. In the meantime, the companies will remain separate, and both will continue to operate normally.

We appreciate the amazing support that all of our stakeholders have provided since our launch as Telaria nearly 3 years ago, and we look forward to the exciting opportunities that lie ahead.

If you want to read more about the deal, please read the press release or feel free to reach out to our team at any time.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19,

2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Team FAQ

Deal Basics

Q1. What is Rubicon Project?

A: Rubicon Project is a publicly traded company (NYSE: RUBI) headquartered in Los Angeles, California. Founded in 2007, Rubicon Project was a technology pioneer in the programmatic ecosystem and helped create a new model for the advertising industry. Today, they are known for the depth and breadth of their relationships with many of the world’s leading publishers and applications to transact with top brands around the globe.

Q2. Why are we merging with Rubicon Project?

A: Two category leaders are combining strengths to form the largest independent sell-side advertising platform in the world. The combined company will offer a complete, all-screen programmatic solution that connects advertisers through every step of the consumer journey. Telaria’s leadership in CTV technology and premium publisher partnerships, together with Rubicon Project’s scale and technical expertise, creates a powerful, transparent alternative in the programmatic ecosystem. The new company will enable thousands of publishers to programmatically maximize the value of their content by connecting them with buyers and brands globally.

This opportunity arose because of our success in the marketplace which is a testimony to the hard work that we have all put in over the past few years. Our technology platform, client relationships, and high service levels are something we should all be proud of; this opportunity will take us even further.

Q3: What are the terms of the deal?

A: This is a stock transaction in which Telaria shareholders will soon become shareholders of the combined company. Upon closing, Telaria stockholders will own 47.1% of the combined company, and Rubicon Project stockholders will own 52.9%.

Under the terms of the merger agreement, each share of Telaria common stock issued and outstanding as of the effective time of the Merger will be converted into the right to receive 1.082 shares of Rubicon Project common stock less any applicable withholding taxes.

Q4: When will the merger happen?

A: We announced today that we have entered into a definitive agreement to combine Rubicon Project and Telaria in an all-stock merger. We expect the merger to be completed in the first quarter of 2020, subject to regulatory approvals and other customary closing conditions such as the approval of stockholders of both companies.  In the meantime, day-to-day activities will continue as usual as we operate as separate companies until the close of the deal.

Q5: What can I say to clients?

All externally approved messaging is in the bullets below. Please do not share or speculate about anything not included in this document. If a client asks a question not covered in this document, escalate it to your business unit leader or a member of the legal team.

•                  This is a great transaction for both our companies and our clients. It is about being able to deliver even better for publishers across all their inventory across all screens.

•                  This transaction is about two category leaders combining strengths to form the largest independent sell-side platform in the world. Together the companies will create a powerful, transparent alternative in the programmatic ecosystem.

•                  The combined company will be the essential omnichannel partner for buyers across all formats, screens and geographies.

•                  Both companies bring premium publisher partnerships and unique technical capabilities: Telaria as a leader in CTV, and Rubicon Project as an expert in scaled programmatic operations.

•                  The combination will enable publishers to monetize across all formats and auction types including CTV, desktop display, video, audio, and mobile in all formats. The company will enable thousands of publishers to better monetize their content by connecting with hundreds of buyers and brands globally.

Q6: What should I do if a reporter calls?

A: Please do not engage with reporters. Forward all press inquiries to Lekha Rao at lrao@telaria.com.

Q7: Couldn’t we just build a similar technology ourselves?

A: This merger is about two companies that are both category leaders combining to be stronger and larger together. Coming together will allow us to more rapidly realize the full potential of desktop, mobile, and CTV. With the combined scale and technology of the merged entity, we will be able to fully focus on what we do best and further accelerate our growth in CTV.

Q8: Why is this a merger and not an acquisition?

A: This merger enables us to combine two individually strong companies in a way that is greater than the sum of its parts - this wouldn’t be possible if one company acquired the other. The result will be a true market leader that’s stronger than either company would be on its own.

Closing

Q10: How does the closing process work, and what’s the timeline?

A: Because the merger requires approval of both companies’ stockholders, and an issuance of shares by Rubicon Project, we have to file with the SEC a Registration Statement on Form S-4 and Joint Proxy Statement. We expect that this will be done within a few weeks of signing the definitive agreement.

Once the SEC approves the Joint Proxy Statement, we will distribute it to all stockholders and begin soliciting votes (proxies) in favor of the transaction from our stockholders. Then we will hold a special meeting of our stockholders to vote on the transaction (2-3 weeks after we mail the proxy statement).

Assuming stockholders vote in favor, we can then close within a few days of the stockholder meeting. We will concurrently seek approval of the merger from the Department of Justice (antitrust clearance under the Hart-Scott-Rodino Antitrust Improvement Act), which is typically a 30-day process.

Q11: Is there a chance the deal will not close?

A: That’s always a possibility. However, both sides are committed to doing what is necessary to secure the appropriate approvals.

Q12: Will the stockholders, including employee stockholders, get to vote on the deal? If so, when?

A: Yes. More details will be available when the proxy is filed, which is typically at least two to three weeks after the announcement of the merger.

Q13: Do we think stockholders will be supportive?

A: We believe strongly that the merger is a winning proposition for all parties, including stockholders, and we’ll be working with the Rubicon Project team to ensure the value proposition is well understood.

Integration

Q14: What does this merger mean for my day-to-day between now and closing?

A: It’s business as usual–we should all continue to service our clients and grow our business. Prior to closing, both businesses will operate separately and all day-to-day activities will continue as usual.

Q15: How will the companies be integrated?

A: The specific integration plan will come together over the first quarter of 2020.

Q16: Who will make-up the management team of the combined company?

A: The final senior organizational structure is still being defined. As this is a merger and not an acquisition, we will build upon the great talent and leadership that both companies have built over the years.

Q17: Who will be on the Board of Directors for the combined company?

A: Upon closing, the Board of Directors of the combined company will consist of nine members, five of whom will be from Rubicon Project’s existing board and four of whom will be from Telaria’s existing board. Paul Caine will become Chairperson of the Board of Directors, Michael Barrett will serve as Chief Executive Officer and Mark Zagorski will be President and COO.

Q18. The press release mentions “cost synergies.” Can you say more about this?

A: Identifying synergies are part of any merger or acquisition. These can take many forms including duplicative software and systems, supplier and vendor relationships, real estate, and personnel. We won’t be able to share any more information about this until the deal closes. The driver behind this deal is not cost reduction, but revenue growth and technology leadership.

Q19: What are the cultural values of Rubicon Project?

Both companies have strong yet complementary corporate cultures developed over many years. Each company recognizes its employees are the most significant contributors to its success. That shared cultural value will be the foundation for the integration of the two businesses.

Employee-Specific

Q20: Will there be redundancies?

A: The driver behind this deal is not cost reduction, but revenue growth. Although there may be some redundancies, we expect the overall number to be relatively small because each company complements the other and has limited overlap. We do not yet know who will be affected, and we recognize that this ambiguity is stressful. We won’t be able to share any more information about this until the deal closes.

Q21: Will there be changes to employment contracts, pay and benefits with the merger?

A: Generally speaking, existing employment terms and pay will not change, and the company’s annual merit process will continue in 2020.

Q23: What happens to employee equity?

A: You will have the same value of vested and unvested stock options, unvested restricted stock units, and any shares you own at your current vesting rates. At the time of closing, your Telaria shares will be converted to shares in the new company, based on the conversion ratio defined at the time of closing (1.082 shares). This means you’ll have a new amount of shares in the new company, based on that ratio. The new company shares will continue to be traded publicly and the price will vary over time as it does today.

Q24: Am I restricted from buying or selling Telaria stock?

A: The buying and selling of your Telaria stock will continue to be guided by our Insider Trading Policy. We are currently in a closed window until we announce Q4 earnings.

Q25: Am I restricted from buying or selling Rubicon Project stock?

A: While there are no restrictions from buying or selling Rubicon Project stock at this time, we recommend being mindful of our Insider Trading Policy.

Other Rubicon Project Facts & Offices

Q26: How many employees does Rubicon Project have?

A: Rubicon Project has approximately 480 employees in 11 countries and 15 offices.

Q27: Where are Project Rubicon’s offices?

Rubicon has offices in Los Angeles, New York, Boston, San Francisco, Bozman, Miami, Seattle, Berlin, London, Paris, Milan, Sao Paolo, Singapore, Sydney, Tokyo

Q28: Will Telarias employees move to Rubicon Project’s offices or Rubicon Project employees move to Telaria’s offices? And will there be office closures?

The goal is to bring the employees from Telaria and Rubicon Project together in cities where we have overlap. In each location we will assess where it makes the most sense to sit together. It will take a number of months to analyze and decide which office spaces are best suited to host the combined teams or if a new space is needed.

Q29: Will our benefits change?

Employee benefits will not change while we operate as separate companies.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KEY MESSAGES - EXTERNAL

DO NOT FORWARD - FOR TALKING POINTS ONLY

Merger creates the largest independent sell-side advertising platform in the world

•                  Two category leaders are combining strengths to form the largest independent sell-side platform in the world. Together the companies will create a powerful, transparent alternative in the programmatic ecosystem.

•                  The combined company will be the essential omnichannel partner for buyers across all formats, screens and geographies.

•                  Both companies bring premium publisher partnerships and unique technical capabilities: Telaria as a leader in CTV, and Rubicon Project as an expert in scaled programmatic operations.

•                  The combination will enable publishers to monetize across all formats and auction types including CTV, desktop display, video, audio, and mobile in all formats. The company will enable thousands of publishers to better monetize their content by connecting with hundreds of buyers and brands globally.

Positioned to Capture the Growing CTV Opportunity

•                  CTV is the fastest-growing digital medium, and an increasing amount of CTV viewing is ad-supported. CTV offers advertisers the premium environment of television and the enhanced marketing capabilities of digital media.

•                  As with all digital media, CTV advertising is poised to be almost entirely programmatically transacted in the near future.

•                  Driven by Telaria’s established market position and technology expertise, the combination of the two companies will provide more technology resources, a broader geographic footprint and deeper financial assets to seize the CTV opportunity – to the benefit of our customers and in support of a thriving open internet.

An Essential Omnichannel Partner for Buyers

•                  The combination will create an essential omnichannel partner for buyers to reach their target audiences, across all formats and devices, anywhere in the world.

•                  The result will be an optimized supply path across CTV, desktop display, video, audio, and mobile, committed to exceptional client service, industry-leading transparency, robust support for identity solutions and brand-safe, fraud-free premium inventory.

Uniquely Positioned to Serve Global Publishers

•                  Rubicon Project and Telaria have complementary domestic and international footprints with strengths across the Americas, EMEA and APAC.

•                  In North America, the combined company will have strong technology and operations based in Los Angeles, New York and Silicon Valley.

•                  Together, the global company will have offices in 11 countries with trusted relationships with the world’s leading buyers and sellers.

•                  Together, Rubicon Project and Telaria will have more than 600 employees and contractors in 19 cities.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions.  Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Madison. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s From 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.